FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the period June 11 to June 12, 2002

Anthony Clark International Insurance Brokers Ltd.
(Translation of registrant's name into English)

10333 Southport Road S.W., Suite 355, Calgary, Alberta, Canada T2W 3X6
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F ___X___ Form 40-F ________

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes ________ No ___X___

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-]

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Anthony Clark International Insurance Brokers Ltd.
(Registrant)

Date: July 15, 2002

By ____________________
(Signature) *

Joseph P. Giuffre
(Name)

Secretary and Director
(Title)

* Print the name and title of the signing officer under his signature.

June 13, 2002

British Columbia Securities Commission
TSX Venture Exchange - BC
Saskatchewan Securities Commission
Ontario Securities Commission

The Office of the Administrator of Securities - New Brunswick
Registrar of Securities - Prince Edward Island
Registrar of Securities - N.W.T.
Newfounland Securities Commission
Justice Services Division – Yukon
Nunaviut Securities Commission

Alberta Securities Commission
TSX Venture Exchange - AB
Manitoba Securities Commission
Commission des Valeurs Mobillieres du Quebec
Nova Scotia Securities Commission

Securities Registry – Northwest Territories
Registrar of Securities - Yukon
P.E.I. Securities Commission
New Brunswick Securities Commission

Dear Sirs:

RE: Anthony Clark International Insurance Brokers Ltd. - Profile # 10468
Annual General Meeting of Shareholders

On behalf of our principal, Anthony Clark International Insurance Brokers Ltd, we wish to confirm the following dates regarding their Annual General Meeting of Shareholders:

DATE OF MEETING	August 19, 2002
RECORD DATE	July 11, 2002
MATERIAL MAIL DATE	July 16, 2002
APPLICABLE SECURITIES	CUSIP NO.
Common Shares	18145N107

Yours truly,

CIBC MELLON TRUST COMPANY

"signed"

Donald A. Santini
Associate Manager
Client Relations
(403) 232-2413
donald_santini@cibcmellon.com

ANTHONY CLARK INTERNATIONAL INSURANCE BROKERS LTD.

NOTICE OF RECORD DATE

NOTICE IS HEREBY GIVEN that the record date of ANTHONY CLARK INTERNATIONAL INSURANCE BROKERS LTD. will be Thursday, July 11, 2002, for the purpose of determining shareholders entitled to receive notice of the Annual General Meeting of the Shareholders to be held at Calgary, Alberta on the 19th day of August, 2002.

Calgary, Alberta

July 3, 2002

ON BEHALF OF THE
BOARD OF DIRECTORS

"Primo Podorieszach"
President and Director

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